Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

October 27, 2022

2022.10.27 DLTx Webinar

Thu, Oct 27, 2022 2:02PM 33:13

SUMMARY KEYWORDS

business, dltx, transaction, market, bitcoin, blockchain, opportunity, web, investors, simon, protocol, people, infrastructure, bear market, questions, storage, world, units, operating, enables

Simon Campbell, Chief Operating Officer of DLTx ASA

Hi guys, Simon Campbell here, Chief Operating Officer of DLTx. And I'm going to talk a little bit through our business units. But I'll take a quick step back and just introduce kind of the top level of, of DLTx and, and what we kind of do and where we sit within the web three world. I think what's interesting with, you know, with each stage of technology advancements that we've seen, you've heard about kind of web 1, web 2, and now this is web 3. Each of these is a technology kind of step forward that enables new business models. So we all or most of us will remember the kind of the dot-com boom and subsequent crash phase, right? And what was interesting about that is 20% of the businesses were really using the technology for what it's supposed to be used, you know, enabling online retail, moving things off the high streets into kind of two-click purchases. And that's where businesses like Amazon really took off. So web 3 for us is, is this next phase, you're talking about distributed technology. And instead of looking at the kind of the fluffy, different projects that are happening, we really focus on web 3 infrastructure. So what does this mean? We look at opportunities where the technology is supporting the next phase of growth of an industry. Data storage, which we'll talk about is an obvious version of this. The companies like Amazon Web Services, Google Cloud, Microsoft, Azure, have all built huge businesses over the past decade or so to help people store, access, and work with that data. Data itself is growing, and the need for data storage is growing exponentially. So that is an area and an obvious example, which we think of as infrastructure, where we want to play, and we’ll talk about a couple of other ones.

The other thing, which I think from a context perspective is really important to mention is that we are vertically integrated. We're an operating business. So what that means is that we start with the hardware. So we have experts who can optimize the architecture and build really super, super performance computers that we then manage with our technical team from a hardware and software perspective, we then engage in the application layer, which is, I guess, the things the end customers would see whether that's enterprise customers or end customers. And then we get involved both with the protocol, and with the commercialization. So again, giving the example of, of storage. We have servers and data centers, we work with the protocols. And we ultimately engage with the end customers as well, so there's an end-to-end Project Lab, so we're an operating business.

And the last one I took from a macro perspective is web 3 blockchain crypto, these terms get kind of used into it backwards and forwards. We don't think about crypto, we think about web 3 technology and blockchain technology. We are ultimately a technology business, which is building real world solutions, leveraging distributed technology. So let's touch briefly on the core business units that we have at the DLTx. Some of them are more advanced than others. And I'll focus predominantly on the larger business units of cloud and digital assets. But from a top down, we have a cloud business, which includes Filecoin, and Pocket, we have digital assets, which includes Bitcoin. Wireless is a new area for us that we're just starting to, to explore now. And we believe we’ll be a big part of that kind of infrastructure play. Helium is the best known solution there for linking Internet of Things and devices. And then we have a ventures business unit, which is really our portfolio. Recently, we announced a joint venture with SVBS, which is, which is going to enable us to kind of package up that, that portfolio of interest that we have in in a lot of exciting startups, and really create a dedicated ventures unit.

I'm going to focus a little bit first on cloud. So Cloud is a web 2 word that we'll all know about.

Think about that from back to the AWS and the world of servers and storage and cloud computing. So within that business unit, we have Filecoin and Pockets. Filecoin is effectively the web 3 version of AWS or Microsoft Azure. It is a distributed cloud storage infrastructure. Filecoin is by far the largest operator in the web 3 space for that for web 3 storage, and, as I touched on earlier, we, we have a large footprint that we've put in place within tier three data centers for us to build storage infrastructure and provide that to the Filecoin customer base, which is, which is global. The business model has two levels. And this really plays into how we how we operate and how the underlying business models work for us. On the one side, we're working with the protocol. So Filecoin rewards us as a storage provider for putting storage online and allowing customers to come through the protocol and to store their data with us. That is a reward that is paid to us in FILL, which is the token associated with Filecoin.

In addition to that, when you think about the roadmap of how data storage businesses and the traditional cloud storage businesses have evolved, you start as we are now with archive storage, where people want to store data safely, for a long period of time, and access it infrequently. And you move through that roadmap to a situation where you have this S3 layer, and you're able to run data set on algorithms against datasets to go all the way through to applications to that we all use today, think of the Dropboxes of this world or the SharePoint of this world. So as we move along that roadmap, we also work with the end customers, and we provide services that can be billed in US dollars, UK pounds, euros. So we actually have a hybrid revenue model that builds up over time as the functionality built into the into the services. We have data centers in the US and we have joint ventures in Europe, where we are able to access customers in across two continents today. And that is a business that is growing at a very fast rate for us.

Pocket, similarly, within the cloud space, is a business that enables our PCs or remote procedure calls, and to relay data from decentralized applications to the user. So what this means is that DAPs or decentralized applications are the functioning tools that sit on top of these protocols. For web 3 businesses, or if you take it into a traditional context, that might be an exchange, such as a market where you're buying and selling shares or a banking system. And it's all of the messages that are going backwards and forwards that are being that are being relayed between different data points globally. So Pocket has a global infrastructure, where individuals players are able to provide these nodes and enable these RPCs, these remote procedure calls, to be serviced as close to where they needed to be as possible.

With both of these businesses, whilst we're doing this at an enterprise level within tier three data centers, it relays a little bit across to kind of when Uber came into the, you know, the taxi market, it's a completely different operating system that makes sense, as we move forward and as the demand for this kind of infrastructure grows and it means that people can come into this market and use these services without having to build a huge infrastructure themselves. And that's really one of the key elements of distributed web three infrastructure touched on the digital assets part of the business. Bitcoin is probably the one coin token, whatever you want to say that is the best known and it's kind of longest running part of the web three or Blockchain world. So we play very strongly in this space, we have a team that has been involved in the web three infrastructure and in the Bitcoin world for at least 10 years now. And one of the benefits that that we have, again, with our model, is we approach these things in a vertical manner. So working very closely and understanding and deploying the technology, working with the power suppliers, always sustainable power supply. So looking at things like wind and hydro, and those are the kinds of power that we like to like to identify to work with at a low cost. And then we have an awesome operating team that have been doing this for a very long time, and are the top performers in the industry. So again, we are working on a basis where we have end-to-end control, we're operating the businesses, we're not relying on a lot of third parties. And in every step, we're able to find the best cost and value relationship, which David will talk a little bit about with regards to the market as well. I'm not gonna get too deep into wireless and ventures at this stage for the benefit of time.

But I did want to touch briefly on some of these underlying themes for all of our business units. And, and really that one of the core ones, which I think is, is not necessarily fully understood by everyone in the market, because everyone does this in different ways, but we have a risk reduced model. What this means, and I'll give the example of Filecoin, because I think that's a really a really good one too, to outline how we operate. For in order to build a large infrastructure in Filecoin, in the same way, as if you were renting floors of an office building, you have to put a deposit called initial pledge into the ecosystem. So for every TIB of storage, which is a unit of storage, we have to put so many FILL, which is their currency, down as a deposit so that we can provide security that we're going to be around for a while. And so that creates stability within the market. In order to grow at scale, you need access to a lot of FILL, because you need to be putting these down for every TiB, right, you need to be putting these deposits down, instead of going out to the market and buying FILL, so spending US dollars and buying fill, which opens us up to a large amount of volatility. Now the price could be $5 per FILL, it could be $105, we borrow from institutional lenders in FILL. And then we pay back in FILL from the rewards we received from the protocol. So we have no exposure to the volatility of the market. And this is a huge, a huge important point.

The second part then is where we do have costs in US dollars, which typically are, you know, people, engineers, and data center costs to do with the racks that we're setting and the power, we raised capital to cover op ex for the first two years of operation, which means that we again, we're not reliant on ever selling any tokens to be able to, to pay the bills in US dollars. So, this is a really important aspect to our model, which dramatically reduces the risk and enables us to look at the long term opportunity with these businesses that we feel very bullish about because they're solving real world problems with a better technical opportunity and solution than in the past. So, I'm going to just stop for a moment on there.

Last thing I'll touch about is expansion. And David will talk in a moment about the market as it is today, we're all sitting in a bear market, right? We see this as opportunity for expansion. And that's why we're excited about the deal that we're doing, to come across to the NASDAQ and, and our ability to grow each of the business units that we work within, we can expand geographically, and we can expand by offering more services within that protocol. So we don't have to go out and say, let's go and find 50 new projects to try and understand and work with, we can build upon a relatively small number of businesses, and each of those has the opportunity. Each of these divisions can be billion dollar divisions, because we can grow vertically, and we can grow geographically. So I'm gonna stop there, I think I'm about on time for 12 or 13 minutes, we could dig into any of these topics for hours. And I'm happy to do so and I think with this range of, of webinars we'll do over the coming weeks and months, we can dig into each of our business units in much greater depth and enter the economics into the models behind them. But super excited to kick this first one off and give you a brief overview of the areas that we're playing in. I'll hand over to David now to talk a little bit about the market. And then to James, for the deal itself.

David Johnston, Chief Strategy Officer of DLTx ASA

Sounds great. Thank you, Simon. This is David Johnston. I serve as the Chief Strategy Officer for DLTx. And as Simon mentioned, you know, I'm excited today to talk about the opportunities that we have in the bear market. It's helpful to understand that a lot of our team have been in this industry for 5-10 years. I started in crypto in 2012. And so you know, we've seen a lot of the cycles, both the ups and the downs. And as Simon I think articulated very well, we've built our model to be, you know, adapted to whether the market is up or whether it's down. And there's really significant opportunities that come in a bear market.

So I'd probably highlight the example of equipment today, you know, servers, especially Bitcoin ASICs, are available at very attractive prices. During the bull market, they got very expensive, it was a big bottleneck for the industry, orders for ASICs were delayed six, nine months in order to get a delivery, and you're often paying 30, 40 and got up to $100 a terahash during the bull market. And so now what we see today in the bear market, is those prices coming back down to $20 per terahash and under.

And so the economics of Bitcoin mining have actually become more attractive, because we're able to access mining equipment at a very attractive price. And so this is sort of, you know, the counterintuitive nature of the Blockchain industry is miners and infrastructure providers, actually, you know, position themselves during the bear markets, right. Folks that have hedged well and have a model that works during the downturn, are in a position that consolidate assets from others who are overextended, or are paying too much for power or paid too much for ASICs during the bull run. So we like to think about this as we position ourselves throughout the cycle.

And so for example, last year, during the bull market, it was much more profitable for us to focus on more expansion of our Filecoin facilities, as opposed to Bitcoin. But now the economics are becoming more attractive on Bitcoin, we can reassess that. And as a multiprotocol player, you know, we're making that evaluation on a regular basis, which are the protocols, which are the assets and infrastructure that we should focus on right now, given where the market is, and where the best opportunities are. And so just to give you that insight, you know, we see the current downturn as an enormous opportunity for DLTx to expand its market share, to do a number of partnerships we’ve announced with groups like baseline growth capital, who provide funding based on our physical infrastructure. And so what you see is a series of announcements where DLTx due to our business model is able to keep expanding, and double down on these protocols where we feel there's a strong bullish long term case to be made. The next 5-10 years, as Simon said, the real world usage of these protocols ultimately, is what drives their value. So I'll keep it short to that today, but just wanted to provide that context in sort of our view of the world. And I'll hand it over to James. James, you might be on mute.

James Haft, Chairman of DLTx ASA

Thank you for that, David. As usual, I'll say my most brilliant things while muted. So first of all, I want to thank the team for the presentation. This is the first presentation that we're giving, we're hoping to start a cadence of weekly or bi-weekly communications where people can start to follow the company and our progress. So, I'm James Haft. I'm the Chairman of DLTx ASA, which is the Norwegian listed holding company that is managing the assets of DLTx. As many of you have read, and seen in the press, we've made a decision to combine businesses with Blockchain Moon Acquisition Corp., which is a SPAC, a special purpose acquisition company listed on NASDAQ. The net result of the business combination will be that the team, the operating team and the operating assets, the businesses which have been described on this call will be moved into a NASDAQ listed company, and that we will be operating under DLTx, which will then be a NASDAQ listed public company in the United States.

This is an important transaction for us because it gives us access to global capital markets. The interesting thing about our business, which Simon and Christian and David touched upon, is that while we are operating in the distributed ledger space and offering opportunities for people to transact decentralized transactions and decentralized communications, what we're really doing is creating financial markets opportunities and investment opportunities for investors to come in and participate in the growth of the new digital economy. And so as you're reading about, you know, the new version of crypto and the new version of Bitcoin and Ethereum, and distributed applications, and how things are going to change in the world, there's no asset where you can simply type in four letters, and invest in the public markets with a pure play in this web 3 in this new distributed digital economy.

And so our goal at DLTx is to offer the investors, institutions, individuals and family offices, the opportunity to invest in a liquid, audited, regulated, transparent business, which is a pure play in the growth of decentralized communication, and transactions globally. It's our belief that this is going to be the one of the fastest growing sectors in the world creating investment opportunities. And we're, our mission is to represent for you the investors the ability to participate in these opportunities in a way that you can learn along with us and profit as that market grows. We're going to open the floor up to questions and answers in a second.

Before I get there, I just want to give some small details about the transaction from the investors perspective. If you're an investor in the Norwegian entity, and hold a share, the valuation of our stock based on the current value of the BMAC or Blockchain Moon Acquisition Corp. stock is approximately is above 13 NOK per share. It's between 13 and 14 depending on some details which are being finalized now. But the idea is that at this point, you will be able to trade, you will receive shares in BMAC for each share in DLTx ASA you receive shares and BMAC will be worth approximately 13.5 NOK for each share you own in the Norwegian entity. So if you have questions about the transactions, please follow us in the news. You'll see more and more information is being released as we go through the process of finalizing the deal with the US company. We'll have questions to answer right now. And we're always open for you to send information send questions to us at inquiry@dltx.com. Thank you.

Christian Cares, Head of Growth of DLTx ASA

Thanks, James, David and Simon, as we mentioned from the outset, and during the session, we will go deeper in these subjects, particularly the transaction over the next couple of weeks, we'll set up a time to really explain the value of what's transpiring. While there are have been concerns with SPAC and some of the marketplaces today, hopefully, we're beginning to give you a glimpse of the true operating business that DLTx has across its various business units, which we will also start to delve into over the next few weeks, you'll get the size and sense of size and scale of what we're doing, you know, in our cloud division in Bitcoin and others, there are a few questions. So we'll take a bit of time to cover some of those. There was a question related to the valuation in third party participants in that valuation. Simon, can you touch on that briefly?

James Haft, Chairman of DLTx ASA

I think I should answer that actually.

Christian Cares, Head of Growth of DLTx ASA

Okay, go ahead, James.

James Haft, Chairman of DLTx ASA

All right. So in order to transact a merger with a SPAC it's required to have external independent valuation provided by third parties. In this transaction, there will be at least two if not three independent parties providing those valuations. We can't disclose who they are right now, and so on. So it's disclosed as a matter of public record, but they are well known experienced entities which have no relationship to either BMAC, the acquirer or to DLTx the seller.

24:32

All right. Thanks, James. While we have you on the mic, tell us a little more about the team at BMAC and why we chose to partner with them.

James Haft, Chairman of DLTx ASA

So the team at BMAC is very well known to us. DLTx was one of the larger investors in the sponsor of the of the SPAC. So, the group that originally got together to form the SPAC and raise the $150 million that was raised originally we were a participant. So, we know them very well. It turns out that four of the five members of the of the board of the acquirer had a late relationship or were considered by the by the regulators to have relationship with DLTx previously, so the BMAC has actually formed a new independent committee of the Board of Directors who will be making the decision. So, that decision at the at the SPAC has been made exclusively by unrelated independent directors.

The team at BMAC is run by Enzo Villani, who's the CEO and Chairman, who is very well known to us. He runs a group called Alpha Sigma, which is a highly successful investor in the in the web 3 space there. But, fundamentally, to understand the question, the team at BMAC is not going to be running the company going forward, the team that will be running the company going forward will be the same company that's been running DLTx for the last 18 months since our inception. So there'll be no change in management at DLTx will simply be moving to a new corporate shell, which is listed on NASDAQ. We'll take one or two of the directors previously from BMAC to come with us because they're highly, highly networked and intelligent experienced people in the industry, who we respect, and we choose them as being the right people to be on our board of directors. But other than that, we do not expect there to be any change over from the we don't expect any other BMAC employees that would come over and work with the new company once we take it over.

Christian Cares, Head of Growth of DLTx ASA

Alright, so we're going to, we're short on time. There's one question related to the current trading at NOK five versus a repricing assignment. I wanted to briefly touch on that and I think the other questions we'll probably have to respond via email to take on due to time.

James Haft, Chairman of DLTx ASA

Again, I think I'm the right person to answer that. So I’m gonna go for it. So the transaction right now is very simple. And I'm not we're not sure that the market has understood it yet. That if everything were equal, and everything was just based on math, and not on market dynamics, then each share of DLTx in Norway today should be trading at about 13.5 NOK. What's happened, and again, where we have no crystal ball, is right now the shares are trading significantly lower than that. And we think it's just a matter of time for the market to understand what the value of the offer is from Blockchain Moon.

Now some of the of the issues between the pricing between United States and Norway can be for competence, whether the deal will actually occur, whether market dynamics will change over time and also, you know, SPACs are an art, not a science. And so what really matters isn't what happens now, what are the transaction values that are on paper, what really matters is how the company performs over time. And as you mature into a public company on NASDAQ post transaction, our ability to show our performance and profitability and growth will be the ultimate determinants of the value of the stock.

So right now you have two markets, you have the BMAC market where the BMAC shares are trading at $10 per share. And you have the EU, the Norwegian market, where were the acquired assets are trading right now, at about four, four and a half, I don't have the exact price, but trading below five NOK per share. You know, we think over time, the market will start to regularize and see that there should be an equality between the two. But this is always a matter in the markets. And right now, you know, the market is telling you, the markets tell you, you know, as they wish, and one of the things I've learned over time, is that the markets in the long term get everything right. But in the short term, short term, it takes time for people to learn and to trust and to be ready to participate. And right now we're just scrolling through that process.

Christian Cares, Head of Growth of DLTx ASA

There's one last question on redemptions, James there was, you know, people wanted to understand the thoughts on the percentage of redemptions that took place. And how does that sit with the plan for the SPAC going through?

James Haft, Chairman of DLTx ASA

So SPACs have changed dramatically over the last couple of years. What's happened is the in the last few years is that the SPACs have become more of yield instruments than investment instruments for the original investors. So if you invest in this back when it first comes out, you know that you can end up with about a 10% yield on your investment if you turn down the deal. So people buy the investment, knowing that they have a protection with a 10% return. Then when you find the acquisition that you want to actually pursue, then you make a decision whether you receive, you'll receive higher returns and doing the transaction or taking your guaranteed yield.

So what's happened to this is that it has become two markets for people that invest in SPACs: the people who want the yield and the people who want the upside. In the last year or so, most SPACs have had 95-100% redemptions where people want to get their money back. We had anticipated about a 90% redemption rate, which would have yielded us about $10 million, we ended up with about 17% redemption rate, which gave us approximately $17 million in the trust as capital that would be available for the for the SPAC to deliver to us at closing. Our anticipation was to be, you know, about 50% lower than that. So we're actually very pleased by the redemption rate. And we're working with the investors to see if there'll be further redemptions.

Having said that, the level that we're at now would yield exactly the transaction that we expected when we signed, the transaction would give us the net proceeds that we expect, it would give us the opportunity to go forward in exactly the way we've modeled post transaction. So, we are pleased with the with the redemption rate that is currently occurred. And, you know, to the extent it buries, it's not expected to be relevant to the transaction, because we have outside, we should be able to find outside sources of capital that would replace any capital that which is redeemed, which would be needed to get us to the to the levels required to close the transaction.

Christian Cares, Head of Growth of DLTx ASA

All right, thanks very much, James, Simon, and David, and especially to our attendees, many of you from Norway who've been holders of our stock for some time, as I mentioned, we'll continue to have updates on our ongoing basis. There's a few questions we missed, we'll try to get a hold of you directly. We have your contact information to address some of those. And again, appreciate your time and your trust in our business. And we look forward to providing you more insights as we progress.

David Johnston, Chief Strategy Officer of DLTx ASA

Thank you, everyone. And Christian one final note for the audience. For questions related to the Norwegian entity. Just a reminder that IR@dltasa.no is the email for investor inquiries there and James mentioned the inquiry@DLTx.com for the US just to make that clear. Thank you. Thanks, everybody.

Important Information about Blockchain Moon and Where to Find It

On October 15, 2022, Blockchain Moon Acquisition Corp. (“Blockchain Moon”) announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.